[Imagenetix Letterhead]

May 20, 2011

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Imagenetix, Inc.
Form 10-K for the year ended March 31, 2010
Form 10-Q for the quarter ended September 30, 2010

File Number: 033-24138-D

Dear Mr. Rosenberg:

We are responding to your comments and questions raised in a telephonic communication on May 16, 2011 regarding the referenced filings.  In order to expedite your review, we are providing the following additional disclosure keyed to your comments as follows:

Form l0-K for the Fiscal Year Ended March 31. 2010

 Item 9A(T). Controls and Procedures, page21

1.	Please expand your ICFR disclosure to include when expanded controls were put in place and summarize the procedures performed to mitigate your risk.

We provide the following amending language.

ITEM 9A(T).  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures:

Our chief executive officer and our chief financial officer conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on their evaluation, they concluded that our disclosure controls and procedures were effective as of March 31, 2010, the end of the period covered by this annual report.

Securities and Exchange Commission
May 20, 2011

Management’s Report on Internal Control over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act, as amended, as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

*  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors;

* and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. In order to evaluate the effectiveness of our internal control over financial reporting as of March 31, 2010, as required by Sections 404 of the Sarbanes-Oxley Act of 2002, our management commenced an assessment, based on the criteria set forth in Internal Control—Integrated Framework

Securities and Exchange Commission
May 20, 2011

issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “ COSO Framework “). A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In assessing the effectiveness of our internal control over financial reporting, our management, including the chief executive officer and chief financial officer, identified the following deficiency, which was not deemed to be a material weakness:

(1)
Deficiency in Segregation of Duties. The Chief Executive Officer and the Chief Financial Officer are actively involved in the preparation of the financial statements, and therefore cannot provide an independent review and quality assurance function within the accounting and financial reporting group. The limited number of qualified accounting personnel discussed above results in an inability to have independent review and approval of financial accounting entries. Furthermore, management and financial accounting personnel have wide-spread access to create and post entries in the Company’s financial accounting system.  In late 2007, we initiated the internal control review process to prepare for the anticipated expanded reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.  As part of the control process, we procured third party software to aid in this review.  After identifying key areas of control and initiating testing of those controls, we discovered that, as a result of the limited number of staff and the involvement of the Chief Executive and Chief Financial Officers in the review process, additional testing would be required to assure the effectiveness of the internal controls.  This additional testing resulted in all balance sheet accounts and any significant income statement accounts being analyzed by the Chief Financial Officer on at least a quarterly basis to assure the proper recording of transactions by the accounting staff comprised of four individuals; and, review and commenting on the resulting financial statements by the Chief Executive Officer, board of director members and secretary of the company prior to finalization.  In addition, whenever an unusual transaction is encountered, we retain separate certified public accountants to provide a review of the transaction and relevant literature to support our position.  We have been able to conclude that, because of the expanded review efforts, our risks have been mitigated.

Based on their evaluation, the Chief Executive and Chief Financial Officers  concluded that our internal controls over financial reporting were effective as of March 31, 2010, the end of the period covered by this annual report.

Management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Securities and Exchange Commission
May 20, 2011

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our internal controls were not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only managements report in this annual report.

Changes in Internal Control over Financial Reporting:

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2. The Company is requested to file an amended Form 10-K for the period ended March 31, 2010.

We are filing concurrently with this communication an amended Form 10-K for the year ended March 31, 2010 incorporating the revised disclosures discussed with the Staff.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing,

•
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 20, 2011

We shall be pleased to address any additional comments or concerns the staff may have concerning our filings.

Sincerely,

/S/ LOWELL W. GIFFHORN

Lowell W. Giffhorn
Chief Financial Officer